Broadway at Armour / Box 219139 / Kansas City, Missouri 64121-9139

Telephone: (816) 753-7000

October 29, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Schedule 14A filed on March 22, 2010

File No. 001-33348

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter dated October 15, 2010, regarding the matters listed above. We appreciate the opportunity to address the additional comments you provided regarding our August 12, 2010 response.

Kansas City Life Insurance Company (the “Company”) believes the following information is responsive to your additional comments. To facilitate your review, we have repeated your comments in bold, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1. We note your response to Comment 1 and reissue the comment in part.

•

We note your identification of GuideOne Mutual Insurance Company and American Republic Insurance Company as third parties with whom you have marketing arrangements. Please disclose how dependent you are upon these marketing arrangements, as compared to the marketing efforts of independent general agents. In making this determination, to the extent practicable, please quantify the revenue receivable from the efforts of the third-party marketing arrangements in 2009. If you are materially dependent upon these third party marketing arrangements, please expand the proposed disclosure to be included in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to describe the material terms of each marketing arrangement, including any payment arrangements and the term and termination provisions. In addition, please file these arrangements as exhibits to your Form 10-K, or provide us with an analysis as to why these arrangements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Company Response:

The Company does not believe that it is dependent upon the third party marketing arrangements it has with GuideOne Mutual Insurance Company and American Republic Insurance Company. In the past, the Company did not provide additional disclosure of these agreements based on that determination. Following receipt of your letter, the Company measured the materiality of the agreements with these parties to evaluate its prior conclusions regarding these agreements.

The Company analyzed each of these marketing arrangements for the years ended December 31, 2009 and December 31, 2008. This analysis confirmed that neither of these marketing arrangements had a material impact to the Company’s reported sales results in either year. Accordingly, the Company does not believe that it is materially dependent upon either of these arrangements. Quantification of materiality included an assessment of each arrangement’s impact on new sales for both premium receipts and deposit receipts as identified in the Company’s Form 10-K. Specifically, the Company identifies its recognition of revenues policy in the Significant Accounting Policies included in Note 1, therein. As identified, “The Company measures its sales or new business production with two components: new premiums recorded and new deposits received.”

Using this measure as the primary measure of the impact to the organization on an annual basis and to the extent that the Company also monitors the impact of the sales from its general agents and agents, in 2009 the marketing arrangement with GuideOne Mutual resulted in new premium receipts of $0.5 million or 1% of total new premium receipts and new deposit receipts of $2.2 million or 2% of total new deposit receipts. In 2008, GuideOne Mutual generated new premium receipts of $0.3 million or 1% of total new premium receipts and new deposit receipts were $1.4 million or 1% of total new deposit receipts.

The American Republic Insurance Company marketing arrangement in 2009 generated new premium receipts of $0.2 million or less than 1% of total new premiums and new deposit receipts of $0.1 million or less than 1% of total new deposit receipts. In 2008, the American Republic Insurance Company arrangement generated new premium receipts of $0.1 million or less than 1% of total new premium receipts and generated new deposits of less than $0.1 million or less than 1% of total new premium and new deposit receipts.

While the announcements by the Company that it had entered into each of these third party marketing arrangement prompted the issuance of a Form 8-K when the Company initiated the agreements, the actual performance resulting from the agreements have not been deemed material or substantial, as demonstrated by the information provided above.

Based on the determination that these agreements are not material, the Company does not believe that either agreement must be filed under Item 601(b)(10) of Regulation S-K.

•

We note your proposed disclosure that the “company does not have any financial reinsurance arrangements in place.” However, Note 12 to your Financial Statements lists your material reinsurance partners. Please clarify this apparent discrepancy. If you have financial reinsurance arrangements in place with your material reinsurance partners, please expand the proposed disclosure that you intend to include in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to describe the material terms of the arrangements you have with these reinsurance partners. In addition, please file these arrangements as exhibits to your Form 10-K or provide us with an analysis as to why these arrangements need not be filed pursuant to pursuant to Item 601 (b)(10) of Regulation S-K.

Company Response:

The Company does not believe the statement in its proposed disclosure regarding “financial reinsurance arrangements” and its statement in Note 12 relating to material reinsurance arrangements is inconsistent. After receiving your comments, however, we recognize that this language may be subject to misunderstanding or misinterpretation.

In proposed disclosure, management used the term “financial reinsurance arrangements” to denote a distinct subset of reinsurance arrangements that are primarily designed to provide financial relief to capital, surplus or equity positions of an insurer. The Company’s disclosed reinsurance agreements, which are primarily designed to acquire or cede insurance risk, do not fall within that narrowly defined subset of “financial reinsurance arrangements.”

Reviewing the Company’s proposed disclosure submitted with our prior letter, the distinction regarding “financial reinsurance arrangements” may be overly technical and subject to varying interpretations depending on the reader. Rather than preserve this distinction for a negative (rather than an affirmative) disclosure, the Company believes that removing the reference to “financial reinsurance arrangements” would improve the disclosure by reducing the opportunity for misunderstanding or misinterpretation without removing critical information from the disclosure.

For the amendment to the 10-K for Fiscal Year Ending December 31, 2009, the Company proposes to revise the Reinsurance section of “Item 1. Business” to delete the last sentence (“The Company does not have any financial reinsurance arrangements in place.”). The Company believes the remaining disclosure, combined with the disclosure in Note 12, adequately describes the material reinsurance arrangements the Company has in place.

In addition to this disclosure, the Company will file any material arrangements as exhibits to the Form 10-K.

We hope that by providing the above information we have addressed these additional comments. Subject to receiving confirmation that all comments have been satisfactorily addressed and as discussed in our letter dated August 12, 2010, we intend to file the amended 10-K for Fiscal Year ended December 31, 2009, the amended 10-Q for the Quarterly period ended March 31, 2010, and the amended Schedule 14A filed on March 22, 2010. The Company will also file an amended 10-Q for the Quarterly period ended June 30, 2010 to include items related to variable interest entities, consistent with the amended first quarter and new third quarter filings.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tracy W. Knapp
Senior Vice President, Finance